

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2017

Bruce L. Tanner
Chief Financial Officer
Lockheed Martin Corporation
6801 Rockledge Drive
Bethesda, Maryland 20817-1877

> **Re: Lockheed Martin Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed February 9, 2017**
> **File No. 001-11437**

Dear Mr. Tanner:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Management's Report on Internal Control Over Financial Reporting, page 105

1. Please file an amended Form 10-K to specifically state your assessment of internal control over financial reporting as either effective or not effective. Your current disclosure identifies the existence of a material weakness, and assesses internal control over financial reporting at Sikorsky as not effective, but does not offer a conclusion on the consolidated company. Refer to the guidance in Item 308(a)(3) of Regulation S-K.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Amy Geddes at 202-551-3304 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure